EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

Legal Name	Status	State of Organization	Type of Organization	Entity Organizational ID #	Percentage owned
Digital Ally, Inc.	Parent	Nevada	Corporation	NV20001502048	Parent
Digital Ally International, Inc.	Subsidiary	Nevada	Corporation	NV20091423731	100%
Medical Devices Ally, LLC	Subsidiary	Kansas	Limited Liability Company	7825466	100%
MP Ally, LLC	Subsidiary	Kansas	Limited Liability Company	8008427	100%